

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 19, 2008

<u>Via U.S. Mail and Fax</u>

Mr. Aaron Samel, Principal Financial Officer
College Tonight, Inc.
6380 Wilshire Boulevard, Suite 1020
Los Angeles, CA 90048

   RE: College Tonight, Inc.
      Form 10-KSB/A for the year December 31, 2007
      Amended on August 12, 2008
      File no. 0-26599

Dear Mr. Samel:

   We have reviewed your supplemental response letter dated August 12, 2008 as well as the above referenced filing and have the following comments. As noted in our comment letter dated July 17, 2008, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-KSB/A for the year ended December 31, 2007

Item 8A (T) Controls and Procedures, page 3

1. We note that you deleted in its entirety prior disclosures which were included under Item 8(A) of the 2007 Form 10-KSB. Please include in the amended filing the required disclosures with respect to the "Disclosure Control and Procedures" as required by Item 307 of Regulation S-K.

2. In our letter dated July 17, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please further amend the Form10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

Please furnish a letter that keys your responses to our comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or me, at (202) 551-3828 if you have questions regarding comments on the Form 10-KSB.

Sincerely,

Terry French
Accountant Branch Chief